

Mail Stop 7010

July 7, 2006

Via U.S. mail and facsimile

Mr. Peter G. Dornau
Chief Executive Officer
Ocean Bio-Chem, Inc.
4041 SW 47 Avenue
Fort Lauderdale, FL 33314-4023

> **RE: Ocean Bio-Chem, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **File No. 0-11102**

Dear Mr. Dornau:

　　　　We have reviewed your response letter dated June 14, 2006 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Comment applicable to your overall filing

1. Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your response. With the exception of the comments included in our letter to you dated May 10, 2006 that requested you file an amendment, all other revisions may be included in your future filings, including your interim filings where applicable.

Notes to Financial Statements

Note 2 – Property, plant and equipment, page F-9

2. We read your response to our comment 5 from our letter dated May 26, 2006.
    Your response states "improvements to the building are amortized over their
    estimated useful lives which would be a shorter period than the implicit lease
    term." Please clarify whether you amortize them over the shorter of their
    estimated useful lives or the remaining lease period, rather than the initial lease
    period. If you amortize your lease improvements over a period longer than the
    remaining lease term, tell us how your policy is in compliance with the
    guidance in SFAS 13 and EITF 05-6.

Note 4 – Long-term debt, page F-10

3. Based on your response to our comment 6 from our letter dated May 26, 2006, it
    does not appear that you allocated the initial proceeds from the issuance of debt
    between the debt and the common stock warrants. Additionally, it remains
    unclear to us how you calculated the value of the warrants. Please amend your
    financial statements to allocate to the initial proceeds from the issuance of debt
    between the debt and the common stock warrants. Please include in your
    response the amount you allocated to each, your computations, assumptions
    used, and where you have classified this expense on your statements of
    operations. Please refer to paragraphs 13 to 17 of APB 14.

Note 8 – Stock options, page F-13

4. We read your response to our comment 7 from our letter dated May 26, 2006.
    We recognize that SFAS 123(R) was not effective on the date of the
    modifications. However, the accounting guidance effective for this transaction
    would be APB 25 as interpreted by FIN 44, since you had not elected early
    adoption of SFAS 123(R). As such, the extension of the lives of these options
    to purchase your common stock constitutes a modification, which we would
    expect to result in a new measurement of compensation cost as if the award
    were newly granted. Based on the guidance in paragraphs 30 to 34 of FIN 44,
    please calculate and include in your response the compensation cost associated
    with the modification of the stock options.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Item 4. Controls and Procedures, page 11

5. We read your responses to our comments 10 and 11 from our letter dated May 26, 2006. Please revise your proposed disclosure to clearly state whether you have concluded that your disclosure controls and procedures are effective or ineffective.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-3754 or, in her absence, Scott Watkinson, Staff Accountant, at (202) 551-3741.

Sincerely,

Rufus Decker
Accounting Branch Chief